ADVISORS SERIES TRUST

INTERIM OPERATING EXPENSES LIMITATION AGREEMENT

This INTERIM OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 5th day of December, 2014, by and between Advisors Series Trust, a Delaware statutory trust (hereinafter called the “Trust”), on behalf of the series of the Trust indicated on Schedule A (each a “Fund”, and together the “Funds”), and the interim investment adviser of the Funds, Semper Capital Management, L.P., a Delaware limited partnership (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to each Fund pursuant to the terms and provisions of an Interim Investment Advisory Agreement between the Trust and the Adviser dated as of the 5th day of December, 2014, (the “Interim Investment Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Interim Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.
LIMIT ON OPERATING EXPENSES.  The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the respective average annual net assets to the amounts listed in Schedule A (the “Annual Limits”).  In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within thirty (30) days of being notified that an excess expense payment is due.

2.
DEFINITION.  For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund and a Class is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s investment advisory or management fee detailed in the Interim Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Interim Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage/borrowing interest, interest expense, dividends paid on short sales, acquired fund fees and expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.
REIMBURSEMENT OF FEES AND EXPENSES.  The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Interim Investment Advisory Agreement.

4.
TERM.  This Agreement shall become effective on the date specified herein and shall continue in effect until the earlier of (i) 150 days after the date hereof, or (ii) approval of a new Investment Advisory Agreement by a vote of the majority of the outstanding shares of the Funds.

5.
TERMINATION.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon ten (10) calendar days’ written notice to the Adviser.  This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust.  This Agreement will automatically terminate, with respect to each Fund listed on Schedule A, if the Interim Investment Advisory Agreement is terminated with respect to that Fund, with such termination effective upon the effective date of the Interim Investment Advisory Agreement’s termination for that Fund.

6.	ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.
SEVERABILITY.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.
GOVERNING LAW.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	SEMPER CAPITAL MANAGEMENT, L.P.

By: /s/ Douglas G. Hess	By: /s/ Gregory A. Parsons
Name: Douglas G. Hess	Name: Gregory A. Parsons
Title: President	Title: Chief Executive Officer

SCHEDULE A

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Semper MBS Total Return Fund Institutional Class Investor Class	0.75% 1.00%
Semper Short Duration Fund Institutional Class Investor Class	0.60% 0.85%